Exhibit 99.3

For Immediate Release

First Cash Financial Services and Cash America International to Combine in Merger of Equals to Create Leading Operator of Retail Pawn Stores in the United States and Latin America

Combined Company to Have Experienced Management Team and a Strong Platform for

Growth and Value Creation

Financial Strength to Enhance Ability to Expand in Growing Latin American Market and to Support

Capital Returns to Shareholders

Combined Company Expected to Pay Annual Cash Dividend of $0.76 Per Share

Transaction Expected to Be Significantly Accretive to Free Cash Flow and Earnings Per Share

Increased Scale Expected to Result in $50 Million in Annual Run-Rate Synergies

First Cash and Cash America to Host Joint Conference Call and Webcast at 8:00 a.m. ET Today

ARLINGTON, Texas and FORT WORTH, Texas – April 28, 2016 – First Cash Financial Services, Inc. (NASDAQ: FCFS), a leading international operator of retail pawn stores in Latin America and the United States, and Cash America International, Inc. (NYSE: CSH), a leading operator of retail pawn stores in the United States, today announced that they have entered into a definitive merger agreement under which the two companies will combine in a tax free, all-stock transaction. The pro-forma market value of equity of the transaction is valued at approximately $2.4 billion, based on the current shares outstanding and the closing stock price on April 27, 2016 for both companies.

The combined company, to be named FirstCash, will have one of the largest retail pawn store footprints in Latin America and the United States, with over 2,000 locations across four countries. The robust cash flows and financial strength of the merged companies will allow for greater capital returns to shareholders in the form of increased cash dividends and further stock buybacks as well as for continued expansion in Latin America.

“This is a transformational combination that creates compelling growth and value creation opportunities for both companies’ stakeholders,” said Rick Wessel, Chairman and Chief Executive Officer of First Cash. “The increased scale resulting from this combination will enable us to serve more consumers in more markets than ever before. We will also benefit from significant run-rate synergies and robust cash flows that will enhance our ability to pursue expansion plans in the Latin American region, which we expect to be our primary store growth vehicle,” Wessel concluded.

“In addition to combining two complementary businesses, our merger with First Cash brings together two organizations with a shared commitment to providing attractive products, services and solutions for under-banked and value-conscious consumers,” said Brent Stuart, Cash America President and Chief Executive Officer. “All of us at Cash America are thrilled to partner with First Cash as we enter into this new chapter for our company that we believe will drive value for our shareholders and the customers we serve,” Stuart concluded.

Dan Feehan, Executive Chairman of Cash America, said, “Both companies have strong brands, broad market presence and teams of talented people, which the combined company will build on to capture the significant upside this partnership creates. This is an exciting opportunity to re-define leadership in our industry.”

FirstCash: A Strong Platform with Experienced Management; Well Positioned for Growth and Value Creation

•	Proven Leadership Team: FirstCash will be led by a proven leadership team that reflects the strengths and capabilities of both companies, including a successful integration track record involving nearly 450 store acquisitions since 2013. Mr. Feehan will serve as Non-Executive Chairman, Mr. Wessel as Vice Chairman and Chief Executive Officer, and Mr. Stuart as President and Chief Operating Officer. Doug Orr, Executive Vice President and Chief Financial Officer of First Cash, will serve as Executive Vice President and Chief Financial Officer of FirstCash. The combined company’s board of directors will be comprised of seven directors, three of whom will be designated by First Cash, three by Cash America and a former First Cash director endorsed by Cash America.

•	Scale and Geographic Reach: The combined company will have operations in four countries, including almost 1,200 stores in the United States, and 936 Latin American locations that will represent 45% of FirstCash’s stores. The majority of new store growth is expected to be in Latin American markets. On a pro forma basis, FirstCash would have first quarter 2016 LTM revenues of approximately $1.75 billion. Pawn operations will continue to be the primary focus of the combined company, with 94% of the combined company’s expected revenue mix coming from pawn-related merchandise sales and pawn service fees.

•	Significant Run-Rate Synergies: The increased scale afforded by the combination is expected to generate approximately $50 million of annual run-rate synergies within the first 24 months after the closing of the transaction, primarily from efficiencies related to technology platforms, finance and reporting functions, and other administrative functions.

•	Significantly Accretive to Earnings: Looking at standalone expectations, the transaction would be 10% accretive to First Cash’s expected earnings per share in 2017 and 35% accretive to Cash America’s expected 2017 earnings per share.

•	Capital Returns to Shareholders: FirstCash intends to return capital to shareholders via quarterly cash dividend payments and stock buybacks. While subject to the approval of the combined company’s board of directors, it is expected that the new company will pay an annual cash dividend of $0.76 per share, paid quarterly, which is approximately 50% greater than First Cash’s current dividend policy and approximately 100% greater than Cash America’s current dividend policy.

•	Strong Cash Flow and Financial Flexibility: The combined company’s pro forma robust cash flows and balance sheet provide the financial strength to support continued expansion into Latin American markets in addition to a return of capital to shareholders through cash dividends and buybacks. FirstCash’s strong credit profile is expected to lead to lower long-term financing costs.

Terms and Additional Details

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, Cash America shareholders will receive a fixed exchange ratio of 0.84 First Cash shares for each Cash America share they own. Following the close of the transaction, First Cash shareholders will own approximately 58% of the combined company, and Cash America shareholders will own approximately 42%.

Following the closing of the transaction, FirstCash will be headquartered in Fort Worth, Texas.

Pending completion of the transaction, both companies expect to continue to pay quarterly cash dividends under each company’s existing dividend policy and respective stock repurchase programs will be suspended.

Approvals

The transaction is expected to close in the second half of 2016, subject to the satisfaction of customary closing conditions, the expiration or termination of the applicable Hart-Scott-Rodino waiting period and approvals by the shareholders of both First Cash and Cash America.

Advisors

Credit Suisse is serving as lead financial advisor to First Cash and Comstock Capital & Advisory Group, LLC and Pi Capital International LLC also served as financial advisors to First Cash. Alston & Bird LLP is serving as legal counsel to First Cash. Jefferies LLC is serving as exclusive financial advisor to Cash America, and Hunton & Williams LLP is serving as legal counsel to Cash America.

Conference Call and Webcast

First Cash and Cash America will host a joint conference call and webcast today, April 28, at 8:00 a.m. ET (7:00 a.m. CT) to discuss the merger transaction as well as both companies’ first quarter 2016 financial results, which were separately announced today.

The dial-in number is (212) 231-2930. Participants should dial in 10 minutes prior to the scheduled start time.

A link to the live Webcast of the conference call will be available on the investor relations section of each company’s websites at www.cashamerica.com and www.firstcash.com.

A link to the webcast replay will be available shortly after the call concludes on the companies’ investor relations websites. A replay may also be accessed for 72 hours by dialing toll-free: (800) 633-8284 or +1-402-977-9140 for international callers. The replay confirmation code is 21776991.

About First Cash

With over 1,270 retail and consumer lending locations in the U.S., Mexico, Guatemala and El Salvador, First Cash Financial Services, Inc. is a leading international operator of pawn stores. First Cash focuses on serving cash and credit constrained consumers through its retail pawn locations, which buy and sell a wide variety of jewelry, consumer electronics, power tools, household appliances, sporting goods, musical instruments and other merchandise, and make small consumer pawn loans secured by pledged personal property. Approximately 97% of the Company’s revenues are from pawn operations.

First Cash is a component company in both the Standard & Poor’s SmallCap 600 Index® and the Russell 2000 Index®. First Cash’s common stock (ticker symbol “FCFS”) is traded on the NASDAQ Global Select Market, which has the highest initial listing standards of any stock exchange in the world based on financial and liquidity requirements.

About Cash America

As of March 31, 2016, Cash America International, Inc. operated 892 total locations in the United States offering pawn lending and related services to consumers, which included the following:

•	819 lending locations in 20 states in the United States primarily under the names “Cash America Pawn,” “SuperPawn,” “Cash America Payday Advance,” and “Cashland;” and

•	73 check cashing centers (all of which are unconsolidated franchised check cashing centers) operating in 12 states in the United States under the name “Mr. Payroll.”

For additional information regarding Cash America and the services it provides, visit the Company’s website located at: http://www.cashamerica.com or download the Cash America mobile app without cost from the App StoreSM and on Google Play™.

App Store is a service mark of Apple Inc. and Google Play is a trademark of Google Inc.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 30, 2015. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

First Cash Contacts:

Investors

Gar Jackson

Global IR Group

(949) 873-2789

gar@globalirgroup.com

Doug Orr, Executive Vice President and Chief Financial Officer

(817) 505-3199

investorrelations@firstcash.com

Media

Dan Katcher / Barrett Golden

Joele Frank Wilkinson Brimmer Katcher

(212) 355-4449

Cash America Contacts:

Investors

L. Dee Littrell

817-570-1661 Direct

dlittrell@cashamerica.com

Media

Yolanda Walker

817-333-1973 Direct

ywalker@cashamerica.com